August 12, 2011

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to provide you with an overview of Amarc's activities over the past year in preparation for the upcoming Annual General Meeting (AGM) to be held on Thursday, September 15, 2011. Please find enclosed proxy materials containing information pertaining to the business to be addressed at the AGM, along with a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact our Investor Relations department at 1-800-667-2114 or by email at info@hdimining.com. Also the Company hosts a website at www.amarcresources.com.

As you know, Amarc is focused on the discovery, delineation and development of bulk-tonnage gold and copper deposits in British Columbia (BC) with the potential to deliver significant value to the Company. In particular, our ambitious exploration program over the past 12 months has focused on the newly emerging south-central BC gold belt.

By investing $5 million in exploration expenditures Amarc has acquired an 80% interest in the Newton bulk-tonnage gold property. Earlier this year, the Company completed a successful drill campaign at Newton following on from its discovery drill program in 2010. Results of the recent drilling – most specifically from hole 40, which intercepted 155 metres of 0.58 g/t gold from surface, including 26 metres of 1.12 g/t gold and 39 metres of 0.71 g/t gold – indicate that the discovery zone extends eastwards under shallow cover. The goal of the upcoming drilling program is to determine the full extent and grade of the mineralization to the east of the discovery zone.

Elsewhere, surface exploration efforts over Amarc’s extensive mineral claims within the south-central BC gold belt have defined three significant new copper-molybdenum porphyry targets that are permitted for drill testing this fall. In addition, crews have been deployed to follow up on more than 20 deposit-scale targets along the gold belt generated from airborne geophysical survey data combined with our on-the-ground investigations over the last two field seasons. Several targets are focused on the Galileo property located within the Blackwater-Davidson bulk-tonnage epithermal gold district (Indicated Resource of 53.5 million tonnes at 1.06 g/t gold and 5.6 g/t silver, and Inferred Resource of 5.5 million tonnes at 0.96 g/t gold and 4.0 g/t silver), which is l70 kilometres north of Newton.

The Newton property and Amarc’s other regional targets are located some 100 kilometres west of the City of Williams Lake in a region characterized by subdued topography. A major centre for exploration and mining in south-central BC, the region has well-established infrastructure and supports a number of operating mines (Gibraltar and Mount Polley) and late-stage development projects (Prosperity).

At Amarc, we are committed to working collaboratively with our stakeholders to achieve the responsible development of our projects, and to contributing to the sustainable development of the communities in which we work. All of our programs are carefully planned to respect local priorities and concerns, and limit impacts on the environment.

I would like to thank you, our valued shareholders, for your support for Amarc Resources Ltd. over the past year. We believe the mineral exploration programs planned for south-central BC in 2011 have the potential to establish a major mineral deposit, delivering substantial growth and value to the Company. I encourage you to attend the upcoming AGM where we can discuss the work done over the past year and our plans moving forward. If you are unable to attend, please take the time to complete and return your proxy.

Yours truly,

/s/ Ron Thiessen
Ron Thiessen
President and CEO